SEC FILE NUMBER

000 -26973

CUSIP

34630A 10 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[   ] Form 10-K     [  ] Form 20-F     [   ] Form 11-K   [X] Form 10-Q     [   ] Form 10-D  [  ]  Form N-SAR

[   ] Form N-CSR

For period ended: March 31, 2007

[   ]

Transition Report on Form 10-K

[   ]

Transition Report on Form 20-F

[   ]

Transition Report on Form 11-K

[   ]

Transition Report on Form 10-Q

[   ]

Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I –  REGISTRANT INFORMATION

ForeverGreen Worldwide Corporation

Full Name of Registrant:

972 North 1430 West

Address of Principal Executive Office

Orem, Utah 84057

City, State and Zip Code

PART II –  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III –  NARRATIVE

Management was unable to complete the review of the information and financial statements required for the quarterly report for the period ended March 31, 2007 within such time period as to allow the timely filing of that report.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Ronald Williams

801

655-5500

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  [X] Yes    [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [   ] Yes    [X] No

ForeverGreen Worldwide Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2007

By /s/ Ronald Williams

Ronald Williams

President